Exhibit 3.2

ESGEN ACQUISITION CORPORATION

(the “Company”)

The following resolution was duly adopted as a special resolution of the Company at an extraordinary general meeting of the Company held on 20 October 2023 at 11:00 am (Eastern Time).

The Conversion Proposal

RESOLVED, as a special resolution, that Article 167 of the Amended and Restated Memorandum and Articles of Association of the Company be deleted in its entirety and replaced as follows to provide for the right of a holder of the Company’s Class B ordinary shares, par value $0.0001 per share, to convert into Class A ordinary shares, par value $0.0001 per share, of the Company, on a one-for-one basis prior to the closing of an initial business combination at the election of the holder:

“167 Except in connection with the conversion of Class B Shares into Class A Shares pursuant to Article 14 where the holders of such Shares do not have any right to receive funds from the Trust Fund, after the issue of Public Shares, and prior to or in connection with the Company’s Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to: (a) receive funds from the Trust Fund; or (b) vote as a class with the holders of Public Shares on any Business Combination or any other proposal presented to the Shareholders prior to or in connection with the completion of a Business Combination.”

/s/ Nader Daylami

Nader Daylami, Chairperson of the Meeting

Date: 20 October 2023